Interstate Hotels & Resorts, Inc.

4501 North Fairfax Drive, Suite 500

Arlington, VA 22203

July 31, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Robert Telewicz

Re:

Interstate Hotels & Resorts, Inc.
File No. 001-14331
Annual report on Form 10-K for the year ended December 31, 2007
Quarterly report on Form 10-Q for the quarter ended March 31, 2008
Definitive proxy statement on Schedule 14A for the 2008 Annual Meeting of      Stockholders

Dear Mr. Telewicz:

We are writing in response to the comments contained in the Securities and Exchange Commission’s letter addressed to Mr. Bruce A. Riggins, Chief Financial Officer of Interstate Hotels & Resorts, Inc. (“we” or the “Company”), dated June 19, 2008 (the “Comment Letter”) regarding the above referenced filings. Pursuant to the Company’s acknowledgment letter filed on EDGAR on June 25, 2008, the Company is responding prior to the Commission’s extended response deadline of July 31, 2008.

For your convenience, the headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Commission’s comments are as follows:

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to financial statements

12. Acquisitions and Dispositions, page 75

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1.

We note that the Company acquired several properties from affiliates of Blackstone during the year. Tell us whether these acquisitions are considered related under Rule 3-05 of Regulation S-X, and if so, explain to us how the Company concluded that they would not be required to provide financial statements of all the related properties in accordance with Rule 3-05 of Regulation S-X.

Response to Comment 1

We acquired the Hilton Houston Westchase from Capstar WestChase Partners LP in February 2007; the Westin Atlanta from Lepercq Atlanta Renaissance Partners LP in May 2007; and, the Sheraton Columbia from MeriStar Columbia Owner SPE LLC in November 2007. We considered whether these individual acquisitions comprised a group of related businesses under Rule 3-05(3) of Regulation S-X and concluded that the businesses were not related.

Affiliates of The Blackstone Group (Blackstone) have been disposing of a large number of the hotels that Blackstone accumulated as part of its earlier acquisition of Meristar Hospitality Corporation. Blackstone was marketing each of the three hotels listed above, along with other hotel properties, to the real estate investment community at-large. None of the three hotels was presented exclusively for sale to Interstate. At varying points in time during 2007, there was a competitive bidding process involving multiple potential buyers for each of the three properties.

The timing of the due diligence and bidding process for each hotel was discrete. The terms of each of the transactions were negotiated separately and each transaction was consummated independently. The acquisition of each hotel was not conditioned on the acquisition of either of the other two hotels nor was it conditioned upon the occurrence of any other single common event.

Based on the closing documents for the individual transactions, each of the sellers was a separate affiliate of Blackstone. No other information was available or made available to us to suggest that the individual hotel assets were under the common control or management of a common specific fund or entity within the Blackstone organizational structure.

After considering the specific circumstances surrounding each hotel purchase, we concluded that the acquisitions did not represent a group of related businesses under Rule 3-05 of Regulation S-X. We evaluated the significance of each individual transaction and concluded that the acquisition of the Westin Atlanta was significant for purposes of Rule 3-05 and the “significant subsidiary” guidance in Rule 1-02 of Regulation S-X. The required financial statements and pro forma information for the Westin Atlanta were filed on a current report on Form 8-K/A on August 9, 2007.

U.S. Securities and Exchange Commission	3

Definitive Proxy Statement on Schedule 14A

2.

You state on pages 13 and 14 that one-third of the annual bonus for each named executive officer and one-third of the equity-based compensation for each named executive officer are based on individual performance objectives. Please revise your disclosure to describe the elements of individual performance for each named executive officer that are taken into account. Please provide this disclosure in future filings and tell us how you intend to comply. Refer to Item 402(b)(2)(vii).

Response to Comment 2

We have revised our disclosure to describe the elements of individual performance for each of the named officers that are considered by the compensation committee in determining one-third of each named executive officer’s annual bonus and equity-based compensation awards. In future filings, we will discuss for each named executive officer the factors considered by the compensation committee in determining the individual performance component of each named executive officer’s annual bonus. Please refer to our proposed Revised Disclosure attached hereto as Exhibit A.

3.

Please revise your disclosure to provide the specific items of corporate performance that are taken into account in determining the annual bonuses and equity-based compensation awards. For example, please provide the Adjusted EBITDA and Adjusted Diluted EPS amounts for each year and describe how such amounts resulted in the amounts of bonus and equity-based compensation paid to each named executive officer. Please provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b).

Response to Comment 3

We have revised our disclosure to provide the specific items of corporate performance that are taken into account in determining the annual bonuses and equity-based compensation awards, including the calculation of non-GAAP financial measures such as Modified Adjusted EBITDA and Modified Adjusted Diluted EPS and how such measures resulted in the actual amounts of bonus and equity-based compensation paid to each named executive officer. To the extent that we use non-GAAP financial measures in the future to determine the amounts of bonus and equity-based compensation paid to our named executive officers, in future filings, we will (a) disclose how the number is calculated from Interstate’s audited financial statements, including, if applicable, a description of the calculation or components thereof from the Annual Report financial statements, and (b) quantify how the applicable non-GAAP financial measures impact executive compensation, and discuss how we use non-GAAP measures to

U.S. Securities and Exchange Commission	4

calculate actual performance levels achieved. Please refer to our proposed Revised Disclosure attached hereto as Exhibit A.

In responding to the Commission’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 387-3344 if you have any questions or require any further information in connection with this matter.

Very truly yours,
/s/ Bruce A. Riggins
Bruce A. Riggins Chief Financial Officer

cc:	Kevin Woody Stacie Gorman Jennifer Gowetski Securities and Exchange Commission
Lawrence G. Wee Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

REVISED DISCLOSURE TEXT

Current Executive Compensation Program Elements

Base Salaries

Like most companies, our policy is to pay Named Officers’ base salaries in cash. Messrs. Hewitt, Riggins, Bennett, Ng and Knighton have employment agreements under which they receive fixed base salaries. As of January 1, 2007, Mr. Hewitt entered into an amended employment agreement with the Company that extended the date of expiration of his agreement to February 17, 2010, and increased his base salary from $400,000 to $500,000. In approving salary increases, the committee takes into account, among other things, the recent performance of the Company, peer group comparisons provided by the committee’s outside consulting firm, the executive’s individual performance and, for Named Officers other than the chief executive officer, the recommendation of Mr. Hewitt. In addition to the factors listed in the previous sentence, the compensation committee increased Mr. Hewitt’s salary in 2007 in conjunction with their negotiations with Mr. Hewitt pursuant to which the compensation committee was seeking Mr. Hewitt’s agreement to extend his employment agreement by two years. The base salary that was paid to each Named Officer in 2007 is the amount reported for such officer in column (c) of the Summary Compensation Table on page 20. During 2007, Mr. Bennett received an increase in his annualized base salary from $260,000 to $295,000; Mr. Knighton received an increase in his annualized base salary from $320,000 to $329,600; Mr. Ng received an increase in his annualized base salary from $289,156 to $297,831; and Mr. Riggins received an increase in his annualized base salary from $325,000 to $334,750.

Annual Bonuses

Our policy is to pay annual bonuses to the Named Officers in cash. The compensation committee, pursuant to our 2007 Bonus Plan, approved cash bonuses for 2007 for our five Named Officers as shown in column (f) of the Summary Compensation Table on page 20. In 2007, Mr. Hewitt was eligible to receive a bonus of up to 150% of his base salary, Mr. Riggins was eligible for a bonus of up to 125% of his base salary and Messrs. Bennett, Knighton and Ng were eligible to receive a bonus of up to 100% of their base salary. Mr. Knighton’s bonus potential was increased to 115% effective January 1, 2008.

Awards under the 2007 Bonus Plan are based on the achievement of goals related to our financial performance, which are set at the beginning of the year by management and approved by the board of directors with the objective of being aggressive but achievable.

For purposes of determining annual bonus for each Named Officer, we use Modified Adjusted EBITDA as one measure of our financial performance. Modified Adjusted EBITDA is based on Adjusted EBITDA (as presented in our earnings releases). Adjusted EBITDA equals earnings before interest, tax, depreciation and amortization, excluding the effects of certain recurring and non-recurring charges, transactions and expenses incurred in connection with events management believes do not provide the best indication of our ongoing operating performance. These charges include restructuring and severance expenses, asset impairments and write-offs, gains and losses on asset dispositions for both consolidated and unconsolidated investments, and other non-cash charges. We exclude these charges because including these expenses, transactions, and special charges may either mask or exaggerate trends in our ongoing operating performance. Furthermore, performance measures that include these charges may not be indicative of the continuing performance of our underlying business. We believe Adjusted EBITDA provides useful information to investors regarding our performance and our capacity to incur and service debt, fund capital expenditures and expand our business. Management uses Adjusted EBITDA to evaluate property-level results and as one measure in determining the value of acquisitions and dispositions. It is also widely used by management in the annual budget process. We believe that the rating agencies and a number of lenders use Adjusted EBITDA for those purposes, and a number of restrictive covenants related to our indebtedness use measures similar to Adjusted EBITDA.

Finally, Modified Adjusted EBITDA is Adjusted EBITDA presented on a pre-bonus expense basis, excluding the amount of termination fees earned by us in relation to properties sold by Blackstone for which we did not retain a management contract with the new owner and EBITDA from our unconsolidated joint ventures (“Modified Adjusted EBITDA”). We exclude the Blackstone termination fees because they represent a significant, non-recurring source of revenue and we exclude EBITDA from our unconsolidated joint ventures because our Named Officers have little or no control over the operations or cash distributions of such joint ventures.

Modified Adjusted Diluted EPS is another measure of financial performance we use to determine one-third of each Named Officer’s bonus. Modified Adjusted Diluted EPS is based on Adjusted Diluted EPS as presented in our earnings releases. Like Adjusted EBITDA, Adjusted Diluted EPS is defined as diluted EPS, without the effects of those same charges, transactions and expenses described earlier that we exclude to calculate Adjusted EBITDA. Modified Adjusted Diluted EPS is Adjusted Diluted EPS presented on a pre-bonus expense basis further modified to exclude (i) the amount of termination fees earned by us in relation to properties sold by Blackstone for which we did not retain a management contract with the new owner for the same reasons noted above with respect to Modified Adjusted EBITDA, (ii) the impact of the acceleration of amortization of certain management contracts which are non-cash expenses and were not accounted for in the budget, and (iii) the income tax expense or benefit due to the unpredictability of the amount and the lack of correlation to cash tax payments (“Modified Adjusted Diluted EPS”).

One third of each Named Officer’s bonus potential is based on each of Modified Adjusted EBITDA, Modified Adjusted Diluted EPS and individual performance. If we fail to meet 90% of budgeted Modified Adjusted EBITDA and Modified Adjusted Diluted EPS, a bonus will not be paid for these two bonus components, but the Named Officers remain eligible for the one-third of their bonus potential based on individual performance. If the minimum or any higher threshold of Modified Adjusted EBITDA performance is achieved, then the Named Officers earn up to 33.33% of the potential bonus achievable at that Modified Adjusted EBITDA performance threshold. If the minimum or any higher threshold of Modified Adjusted Diluted EPS performance is achieved, then the Named Officers earn up to 33.33% of the potential bonus achievable at that Modified Adjusted Diluted EPS performance threshold. If budgeted Modified Adjusted EBITDA or budgeted Modified Adjusted Diluted EPS are achieved, our Named Officers receive 50% of their full bonus potential in that category (or 16.7% of their maximum bonus potential — 50% of 33.33%), except for Bruce Riggins who receives 60% of his full bonus potential in that category (or 20% of his maximum bonus potential — 60% of 33.33%). Our Named Officers earn their full 33% of bonus potential for achieving 130% for each of budgeted Modified Adjusted EBITDA and/or budgeted Modified Adjusted Diluted EPS. The potential bonus percentage earned at each of the performance thresholds for each of Modified Adjusted EBITDA and Modified Adjusted Diluted EPS was approved by the compensation committee and is set forth in the table below.

Performance Thresholds for Modified Adjusted EBITDA, Modified Adjusted Diluted EPS and Individual Performance (% of budget)
Named Officer and percentage of base salary	90%	100%	110%	120%	130%

Thomas F. Hewitt	38%	75%	110%	125%	150%
Bruce A. Riggins	38%	75%	90%	110%	125%
Samuel E. Knighton	25%	50%	65%	80%	100%
Leslie Ng	25%	50%	65%	80%	100%
Christopher L. Bennett	25%	50%	65%	80%	100%

To the extent actual Modified Adjusted EBITDA and Modified Adjusted Diluted EPS fall between the designated performance thresholds, the bonus percentage earned is calculated on a pro rata basis. For example, Modified Adjusted EBITDA was 113% of budget, which falls between the 110% and 120% thresholds, so in the case of Mr. Hewitt’s Modified Adjusted EBITDA component, he earned one-third of 110% of his base salary at the 110% performance threshold level PLUS the percentage of his base salary equal to the pro rata amount of the difference between the percentage of his base salary earned at the 110% and 120% performance thresholds, or 5% (113% - 110% = 3%; 125% - 110% = 15%; 3/10 * 15 = 5%). As a result, Mr. Hewitt’s Modified Adjusted EBITDA component was one-third of 115% of his base salary, or 77% of his maximum potential for that component (115/150 = 77%)

The remaining 33.33% of the potential cash bonus award is based on individual performance specific to each individual and department, the recommendation of Mr. Hewitt (except with respect to his own bonus) and the Named Officer’s handling of projects and transactions.

In 2007, our budgeted Modified Adjusted EBITDA was $39,710,000 and our actual Modified Adjusted EBITDA was $44,694,000, which was 113% of our budget. Therefore, pursuant to our 2007 Bonus Plan, the Compensation Committee awarded (i) Mr. Hewitt 77% of his maximum potential bonus relating to the EBITDA component, (ii) Mr. Riggins 77% of his maximum potential bonus relating to the EBITDA component, and (iii) Messrs. Bennett, Knighton and Ng 70% of their maximum potential bonus relating to the EBITDA component.

The Company’s budgeted Modified Adjusted Diluted EPS for 2007 was $0.54 and our actual Modified Adjusted Diluted EPS was $0.70, which was 130% of our budget. As a result, and further pursuant to our 2007 Bonus Plan, the Compensation Committee awarded all of our Named Officers 100% of their maximum bonus potential relating to the Diluted EPS component. The following tables reconcile the non-GAAP measures described above to our 2007 audited financial statements.

Reconciliations of the Non-GAAP Financial Measures
(Unaudited, in thousands except per share amounts)
Year Ended December 31,
2007

Net income	$22,828
Adjustments:
Depreciation and amortization	14,475
Interest expense, net	11,630
Depreciation and amortization from unconsolidated joint ventures	1,357
Interest expense, net from unconsolidated joint ventures	1,858
Discontinued operations, net	(20,364)
Income tax expense	435

EBITDA	32,219
Asset impairments and write-offs	14,033
Severance	812
Gain on sale of investments and extinguishment of debt	-
Equity interest in the sale of unconsolidated joint ventures	(1,222)
Minority interest expense	65

Adjusted EBITDA	$45,907

Items excluded for bonus calculation:
Bonus expense, termination fees for properties sold by Blackstone, and EBITDA from joint ventures.	(1,213)

Modified Adjusted EBITDA	$44,694

Reconciliations of the Non-GAAP Financial Measures (cont.)
(Unaudited, in thousands except per share amounts)

Year Ended December 31,
2007
Net income	$22,828
Adjustments:
Asset impairments and write-offs	14,033
Severance	812
Gain on sale of investments and extinguishment of debt	-
Discontinued operations, net	(20,364)
Deferred financing costs write-off	632
Equity interest in the sale of unconsolidated joint ventures	(1,222)
Minority interest	17
Income tax rate adjustment	(2,141)

Adjusted net income	$14,595

Items excluded for bonus calculation:
Bonus expense; termination fees for properties sold by Blackstone for which management contracts were not retained with the new owner; the additional amortization expense for the intangible assets related to the Blackstone management contracts when the remaining useful lives of those assets was shortened to four years; and income tax expense.	7,779

Modified Adjusted net income	$22,374

Modified Adjusted diluted earnings per share	$0.70

Weighted average number of diluted shares outstanding (in thousands) :	31,963

The Compensation Committee considers individual performance as the final one-third component of each of our Named Officer’s annual bonus award. For purposes of the individual performance component of Mr. Hewitt’s bonus, the Compensation Committee evaluated Mr. Hewitt on (i) his leadership of the Company; (ii) his communication with the Board; (iii) his strategic vision and direction for the Company; (iv) the Company’s financial performance; (v) the performance of the Company’s managed hotels with respect to Revenue per available room, Guest Satisfaction Scores, Gross Operating Profit (“GOP”), and GOP margin improvement; (vi) the completion of the sale of the Company’s BridgeStreet subsidiary; (vii) the Company’s acquisition of wholly owned hotels, its investment in joint ventures and its execution of new hotel management agreements; and (iv) his leadership development of the Company’s executives and corresponding succession planning. As a result of his performance, the Compensation Committee awarded Mr. Hewitt 92% of his maximum bonus potential relating to his individual performance.

Based on Mr. Riggins’ performance and achievements as leader of the Company’s finance group, his management of internal and external financial reporting systems, oversight of the Company’s accounting operations, handling of investor communications, support of the Company’s strategic goals, his leadership of the Company’s CDS subsidiary, and his involvement in renewing and upsizing our senior credit facility and the sale of our BridgeStreet subsidiary, Mr. Hewitt recommended that the compensation committee award Mr. Riggins 97% of his maximum bonus potential relating to his individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

Based on Mr. Knighton’s leadership of the Company’s operating group, the performance of the operating group, guest satisfaction scores of our managed and owned hotels, his management of owner relations and strengthening relations with our major brands, including Marriott, Hilton, Starwood and IHG., Mr. Hewitt recommended that the compensation committee award Mr. Knighton 80% of his maximum bonus potential relating to his achievement of individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

Based on Mr. Ng’s management of the development group and its overall performance, the amount of development activity in the areas of whole-ownership acquisition, joint ventures and third-party management contracts, Mr. Ng’s involvement in the capital markets and investment community, development of future deal flow pipeline, and his involvement in establishing an international platform for third-party management and joint venture investment opportunities, Mr. Hewitt recommended that the compensation committee award Mr. Ng 78% of his maximum bonus potential relating to his achievement of individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

Based on Mr. Bennett’s leadership and management of the legal group and the human resources group, his oversight of SEC reporting and compliance matters; his supervision of all transactional and litigation matters; his performance in communications with the board of directors; his performance in providing legal advice to the Company’s existing domestic and international operations; his leadership in restructuring the human resources group; and Mr. Bennett’s involvement in the development of an international platform for management opportunities in India, Russia, Europe, and Latin America, Mr. Hewitt recommended that the compensation committee award Mr. Bennett 84% of his maximum bonus potential relating to his achievement of individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

For 2007, the Named Officers’ salaries and bonuses represented the following percentages of their respective total compensation: for Mr. Hewitt 72.6%, for Mr. Riggins 82.8%, for Mr. Bennett 82.5%, for Mr. Knighton 84.8% and for Mr. Ng 49.5%. According to our outside compensation consulting firm, our executive compensation is in line with average executive compensation among our peer companies.

Perquisites and Other Benefits

In addition to base salaries and annual bonus opportunities, we provide Messrs. Hewitt and Riggins payments to cover life insurance related expenses. Mr. Hewitt is also entitled to a monthly car allowance. The other Named Executives do not receive life insurance other than as provided to all associates participating in the Company healthcare plan or car allowances. We believe that these perquisites offer tangible benefits which Messrs. Hewitt and Riggins find more meaningful than additional cash. When determining Messrs. Hewitt’s and Riggins’ base salary, the compensation committee takes into consideration the value of these perquisites.

Equity-Based Compensation

Our policy is that the Named Officers’ long-term compensation should be directly linked to the value provided to stockholders. Accordingly, the compensation committee grants equity awards under our 2007 Equity Award Plan designed to link an increase in stockholder value to compensation.We believe using the Company’s prior year performance to determine the amount of equity award grants tangibly ties our Named Officers’ short term focus to our current operations. We further believe that vesting the grants over a period of four years encourages our Named Officers to align their focus on long term strategic goals designed to promote growth and accretion in stock value. All Named Officers were awarded equity-based compensation for 2007 in the form of grants of restricted stock subject to our 2007 Restricted Stock Plan, described in the following paragraph, which was established pursuant to our 2007 Equity Award Plan. Those restricted stock grants were made in February 2008. In addition, Mr. Ng received stock options in April 2007 as required by his employment agreement. The compensation committee believes that these awards encourage executives to continue to consider our long-term performance and to remain with us to participate in our long-term performance. Options granted under our employee incentive plan generally vest and become exercisable in equal annual increments over a three-year period from the date of the grant.

Prior to 2007, restricted stock grants vested in equal annual increments over a three year period as well. The restricted stock grants made in March 2007 vest equally over four years except for shares granted to Mr. Hewitt, which, pursuant to the terms of his employment agreement, vest over three years. Our compensation committee, after consultation with FPL Associates, believes that a four year vesting period is more consistent with the practices of our peers and better aligns compensation for our executives with our long-term performance. The grants in March 2007 to the Named Officers consisted of: 50,000 restricted shares to Mr. Riggins; 30,000 restricted shares to Mr. Bennett and 20,000 restricted shares to Mr. Knighton. Mr. Hewitt received a grant of 85,000 restricted shares in April 2007. The Compensation Committee did not have a formal restricted stock plan for 2006 and the size of the grants in April 2007, which we granted based on the Company’s performance in 2006, were made by the compensation committee (i) consistent with the Company’s past practice, and (ii) limited by the number of shares available to be granted at the time due to the fact that the 2007 Equity Award

Plan had not yet been presented to the Company’s stockholders for approval. The March and April restricted stock grants were all approved by the compensation committee.

Beginning in 2007, the compensation committee instituted a 2007 Restricted Stock Plan in consultation with FPL, the committee’s compensation advisors. The 2007 Restricted Stock Plan, which was established pursuant to the 2007 Equity Award Plan, is based on the achievement of goals related to our performance, which are set at the beginning of the year by management and approved by the board of directors with the objective of being aggressive but achievable.

For purposes of determining the annual equity-based compensation for each Named Officer, we use Modified Adjusted EBITDA as one measure of our financial performance. Modified Adjusted EBITDA is based on Adjusted EBITDA (as presented in our earnings releases). Adjusted EBITDA equals earnings before interest, tax, depreciation and amortization, excluding the effects of certain recurring and non-recurring charges, transactions and expenses incurred in connection with events management believes do not provide the best indication of our ongoing operating performance. These charges include restructuring and severance expenses, asset impairments and write-offs, gains and losses on asset dispositions for both consolidated and unconsolidated investments, and other non-cash charges. We exclude these charges because including these expenses, transactions, and special charges may either mask or exaggerate trends in our ongoing operating performance. Furthermore, performance measures that include these charges may not be indicative of the continuing performance of our underlying business. We believe Adjusted EBITDA provides useful information to investors regarding our performance and our capacity to incur and service debt, fund capital expenditures and expand our business. Management uses Adjusted EBITDA to evaluate property-level results and as one measure in determining the value of acquisitions and dispositions. It is also widely used by management in the annual budget process. We believe that the rating agencies and a number of lenders use Adjusted EBITDA for those purposes, and a number of restrictive covenants related to our indebtedness use measures similar to Adjusted EBITDA.

Finally, Modified Adjusted EBITDA is Adjusted EBITDA presented on a pre-bonus expense basis, excluding the amount of termination fees earned by us in relation to properties sold by Blackstone for which we did not retain a management contract with the new owner and EBITDA from our unconsolidated joint ventures (“Modified Adjusted EBITDA”). We exclude the Blackstone termination fees because they represent a significant, non-recurring source of revenue and we exclude EBITDA from our unconsolidated joint ventures because our Named Officers have little or no control over the operations or cash distributions of such joint ventures.

Modified Adjusted Diluted EPS is another measure of financial performance we use to determine one-third of each Named Officer’s equity-based compensation. Modified Adjusted Diluted EPS is based on Adjusted Diluted EPS as presented in our earnings releases. Like Adjusted EBITDA, Adjusted Diluted EPS is defined as diluted EPS, without the effects of those same charges, transactions and expenses described earlier that we exclude to calculate Adjusted EBITDA. Modified Adjusted Diluted EPS is Adjusted Diluted EPS presented on a pre-bonus expense basis further modified to exclude (i) the amount of termination fees earned by us in relation to properties sold by Blackstone for which we did not retain a management contract with the new owner for the same reasons noted above with respect to Modified Adjusted EBITDA, (ii) the impact of the acceleration of amortization of certain management contracts which are non-cash expenses and were not accounted for in the budget, and (iii) the income tax expense or benefit due to the unpredictability of the amount and the lack of correlation to cash tax payments (“Modified Adjusted Diluted EPS”).

One third of each Named Officer’s equity-based compensation potential is based on each of Modified Adjusted EBITDA, Modified Adjusted Diluted EPS and individual performance objectives. If we failed to meet 90% of budgeted Modified Adjusted EBITDA and Modified Adjusted Diluted EPS, a restricted stock grant will not be paid for these two components, but the Named Officers remain eligible for the one-third of their equity-based compensation potential based on individual performance. If the minimum or any higher threshold of Modified Adjusted EBITDA performance is achieved, then the Named Officers earn up to 33.33% of their potential restricted stock grant achievable at that Modified Adjusted EBITDA performance threshold. If the minimum or any higher threshold of Modified Adjusted Diluted EPS performance is achieved, then the Named Officers earn up to 33.33% of their potential restricted stock grant achievable at that Modified Adjusted Diluted EPS performance threshold. If budgeted Modified Adjusted EBITDA or Modified Adjusted Diluted EPS are achieved, our Named Officers receive 80% of their full restricted stock grant potential in that category (or 26.4% of their maximum restricted stock grant potential – 80% of 33%), except for Mr. Knighton who receives 83% his full restricted stock grant potential (or 27.4% of his maximum restricted stock grant potential – 83% of 33%). Our Named Officers earn their full 33.33% of restricted stock grant potential for achieving 130% of each of budgeted Modified Adjusted EBITDA and/or Modified Adjusted Diluted EPS. The potential equity-based compensation percentage earned at each of the performance thresholds for each of Modified Adjusted EBITDA and Modified Adjusted Diluted EPS was approved by the compensation committee and is set forth in the table below.

Performance Thresholds for Modified Adjusted EBITDA, Modified Adjusted Diluted EPS and Individual Performance (% of budget)
Named Officer and percentage of base salary	90%	100%	130%

Thomas F. Hewitt	95%	125%	156%
Bruce A. Riggins	85%	110%	138%
Samuel E. Knighton	85%	100%	121%
Leslie Ng	70%	85%	106%
Christopher L. Bennett	70%	85%	106%

To the extent actual Modified Adjusted EBITDA and Modified Adjusted Diluted EPS fall between the designated performance thresholds, the equity-based compensation percentage earned is calculated on a pro rata basis. For example, Modified Adjusted EBITDA was 113% of budget, which falls between the 100% and 130% thresholds, so in the case of Mr. Hewitt’s Modified Adjusted EBITDA component, he earned one-third of 125% of his base salary at the 100% performance threshold level PLUS the percentage of his base salary equal to the pro rata amount of the difference between the percentage of his base salary earned at the 100% and 130% performance thresholds, or 13% (113% - 100% = 13%; 156% - 125% = 31%; 13/30 *31 = 13%). As a result, Mr. Hewitt’s Modified Adjusted EBITDA component was one-third of 138% of his base salary, or 89% of his maximum potential for that component (138/156 = 89%).

The remaining 33.33% of the potential equity-based compensation is based on the achievement of individual performance objectives, specific to each individual and department, the recommendation of Mr. Hewitt (except with respect to his own bonus) and the Named Officer’s handling of projects and transactions.

In 2007, our budgeted Modified Adjusted EBITDA was $39,710,000 and our actual Modified Adjusted EBITDA was $44,694,000, which was 113% of our budget. Therefore, pursuant to our 2007 Bonus Plan, the compensation committee awarded each of our Named Officers 89% of his maximum potential equity-based compensation relating to the Modified Adjusted EBITDA component, except for Mr. Knighton who received 90% of his maximum potential equity-based compensation relating to the Modified Adjusted EBITDA component.

The Company’s budgeted Modified Adjusted Diluted EPS for 2007 was $0.54 and our actual Modified Adjusted Diluted EPS was $0.70, which was 130% of our budget. As a result, and further pursuant to our 2007 Bonus Plan, the Compensation Committee awarded all of our Named Officers 100% of their maximum equity-based compensation potential relating to the Diluted EPS component.

The tables presented on pages A-4 and A-5 reconcile the non-GAAP measures described above to our 2007 audited financial statements.

The compensation committee considers individual performance as the final one-third component of each of our Named Officer’s annual equity-based compensation award. For purposes of the individual performance component of Mr. Hewitt’s bonus, the Compensation Committee evaluated Mr. Hewitt on (i) his leadership of the Company; (ii) his communication with the Board; (iii) his strategic vision and direction for the Company; (iv) the Company’s financial performance; (v) the performance of the Company’s managed hotels with respect to Revenue per available room, Guest Satisfaction Scores, Gross Operating Profit (“GOP”), and GOP margin improvement; (vi) the completion of the sale of the Company’s BridgeStreet subsidiary; (vii) the Company’s acquisition of wholly owned hotels, its investment in joint ventures and its execution of new hotel management agreements; and (iv) his leadership development of the

Company’s executives and corresponding succession planning. As a result of his performance, the compensation committee awarded Mr. Hewitt 93% of his maximum equity-based compensation potential relating to his individual performance.

Based on Mr. Riggins’ performance and achievements as leader of the Company’s finance group, his management of internal and external financial reporting systems, oversight of the Company’s accounting operations, handling of investor communications, support of the Company’s strategic goals, his leadership of the Company’s CDS subsidiary, and his involvement in renewing and upsizing our senior credit facility and the sale of our BridgeStreet subsidiary, Mr. Hewitt recommended that the compensation committee award Mr. Riggins 93% of his maximum equity-based compensation potential relating to his individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

Based on Mr. Knighton’s leadership of the Company’s operating group, the performance of the operating group, guest satisfaction scores of our managed and owned hotels, his management of owner relations and strengthening relations with our major brands, including Marriott, Hilton, Starwood and IHG., Mr. Hewitt recommended that the compensation committee award Mr. Knighton 94% of his maximum equity-based compensation potential relating to his achievement of individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

Based on Mr. Ng’s management of the development group and its overall performance, the amount of development activity in the areas of whole-ownership acquisition, joint ventures and third-party management contracts, Mr. Ng’s involvement in the capital markets and investment community, development of future deal flow pipeline, and his involvement in establishing an international platform for third-party management and joint venture investment opportunities, Mr. Hewitt recommended that the compensation committee award Mr. Ng 93% of his maximum equity-based compensation potential relating to his achievement of individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

Based on Mr. Bennett’s leadership and management of the legal group and the human resources group, his oversight of SEC reporting and compliance matters; his supervision of all transactional and litigation matters; his performance in communications with the board of directors; his performance in providing legal advice to the Company’s existing domestic and international operations; his leadership in restructuring the human resources group; and Mr. Bennett’s involvement in the development of an international platform for management opportunities in India, Russia, Europe, and Latin America, Mr. Hewitt recommended that the compensation committee award Mr. Bennett 93% of his maximum equity-based compensation potential relating to his achievement of individual performance objectives. The compensation committee accepted Mr. Hewitt’s recommendation.

The number of shares of restricted stock granted to our Named Officers for their equity-based compensation is calculated in the following manner: Each component of the equity-based compensation for each Named Officer is calculated as a dollar value which is then converted in to the number of restricted shares granted by dividing the dollar value for each component by the Company’s 20-day average closing stock price for period immediately preceding the stock grant. The grants in February 2008 to the Named Officers pursuant to the 2007 Restricted Stock Plan consisted of: 172,995 restricted shares to Mr. Hewitt; 102,320 restricted shares to Mr. Riggins; 69,367 restricted shares to Mr. Bennett, 89,163 restricted shares to Mr. Knighton and 70,032 restricted shares to Mr. Ng.

We have traditionally awarded annual restricted stock grants to employees (including the Named Officers) during the first quarter or early in the second quarter of each year in conjunction with the compensation committee’s first meeting of the year. The timing of grants may be delayed if material non-public information about us exists. Other than grants made in connection with the hiring or promotion of employees or other special circumstances, the committee generally does not grant equity awards at any other time during the year.

The aggregate amount as determined under FAS No. 123R recognized for purposes of our financial statements for 2006 and 2007 with respect to outstanding options and restricted stock awards granted to the Named Officers is shown in columns (d) and (e) of the Summary Compensation Table on page 22. The grant date value of the options and restricted stock awarded to the Named Officers in 2007 as determined under FAS No. 123R for purposes of our financial statements is shown in column (i) of the Grants of Plan-Based Awards Table on page 22.

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